                                                      OMB APPROVAL
                                                      OMB Number.: 3235-0145
                                                      Expires: December 31, 2001
                                                      Average Burden
                                                      Hours Per Response . 14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                OPTION CARE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock, $0.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   683948 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

 Mr. Kevin Harris, 225 East Deerpath Road, Lake Forest, IL 60045 (847) 295-8665
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of the Person
                Authorized to Receive Notices and Communications)

                               December 7, 2001
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on its form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 683948 10 3

         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                EJ Financial/OCI Management, L.P 36-4276322

         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)...........................................................

                (b)...........................................................

         3.     SEC Use Only..................................................

         4.     Source of funds (See Instructions): ..........................

         5.     Check if Disclosure of Legal Proceedings is Required Pursuant
                to Items 2(d) or 2(e) ........................................

         6.     Citizenship of Place of Organization: Delaware


                           7.       Sole Voting Power: 5,044,849 (See Items 5
                                    and 6)
Number of
Shares Beneficially        8.       Number of Shares Beneficially Owned by Each
Owned by Each                       Reporting Person with Shared Voting Power: 0
Reporting Person
with:                      9.       Sole Dispositive Power: 5,044,849 (See Items
                                     5 and 6)

                           10.      Shared Dispositive Power: 0

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                5,044,849

        12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions):....................................

        13.     Percent of Class Represented by Amount in Row (11): 31.5%

        14.     Type of Reporting Person (See Instructions): PN

CUSIP No. 683948 10 3

         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Pharma Nevada, Inc. 36-4319107

         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)...........................................................

                (b)...........................................................

         3.     SEC Use Only..................................................

         4.     Source of funds (See Instructions): ..........................

         5.     Check if Disclosure of Legal Proceedings is Required Pursuant
                to Items 2(d) or 2(e) ........................................

         6.     Citizenship of Place of Organization: Nevada


                           7.       Sole Voting Power: 5,044,849 (See Items 5
                                    and 6)
Number of
Shares Beneficially        8.       Number of Shares Beneficially Owned by Each
Owned by Each                       Reporting Person with Shared Voting Power: 0
Reporting Person
with:                      9.       Sole Dispositive Power: 5,044,849 (See Items
                                     5 and 6)

                           10.      Shared Dispositive Power: 0

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                5,044,849

        12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions):....................................

        13.     Percent of Class Represented by Amount in Row (11): 31.5%

        14.     Type of Reporting Person (See Instructions): CO

CUSIP No. 683948 10 3

         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                E.J. Financial Investments II, L.P. 36-3910325

         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)...........................................................

                (b)...........................................................

         3.     SEC Use Only..................................................

         4.     Source of funds (See Instructions): ..........................

         5.     Check if Disclosure of Legal Proceedings is Required Pursuant
                to Items 2(d) or 2(e) ........................................

         6.     Citizenship of Place of Organization: Delaware


                           7.       Sole Voting Power: 0 (See Items 5
                                    and 6)
Number of
Shares Beneficially        8.       Number of Shares Beneficially Owned by Each
Owned by Each                       Reporting Person with Shared Voting Power: 0
Reporting Person
with:                      9.       Sole Dispositive Power: 0 (See Items
                                     5 and 6)

                           10.      Shared Dispositive Power: 0

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                0

        12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions):....................................

        13.     Percent of Class Represented by Amount in Row (11): 0%

        14.     Type of Reporting Person (See Instructions): PN

CUSIP No. 683948 10 3

         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                E.J. Financial Investments III, L.P. 36-3910328

         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)...........................................................

                (b)...........................................................

         3.     SEC Use Only..................................................

         4.     Source of funds (See Instructions): ..........................

         5.     Check if Disclosure of Legal Proceedings is Required Pursuant
                to Items 2(d) or 2(e) ........................................

         6.     Citizenship of Place of Organization: Delaware


                           7.       Sole Voting Power: 0 (See Items 5
                                    and 6)
Number of
Shares Beneficially        8.       Number of Shares Beneficially Owned by Each
Owned by Each                       Reporting Person with Shared Voting Power: 0
Reporting Person
with:                      9.       Sole Dispositive Power: 0 (See Items
                                     5 and 6)

                           10.      Shared Dispositive Power: 0

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                0

        12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions):....................................

        13.     Percent of Class Represented by Amount in Row (11): 0%

        14.     Type of Reporting Person (See Instructions): PN

CUSIP No. 683948 10 3

         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Editha Kapoor

         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)...........................................................

                (b)...........................................................

         3.     SEC Use Only..................................................

         4.     Source of funds (See Instructions): ..........................

         5.     Check if Disclosure of Legal Proceedings is Required Pursuant
                to Items 2(d) or 2(e) ........................................

         6.     Citizenship of Place of Organization: Delaware


                           7.       Sole Voting Power: 0 (See Items 5
                                    and 6)
Number of
Shares Beneficially        8.       Number of Shares Beneficially Owned by Each
Owned by Each                       Reporting Person with Shared Voting Power:
Reporting Person                    5,044,849
with:
                           9.       Sole Dispositive Power: 0 (See Items
                                     5 and 6)

                           10.      Shared Dispositive Power: 5,044,849

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                5,044,849

        12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions):....................................

        13.     Percent of Class Represented by Amount in Row (11): 31.5%

        14.     Type of Reporting Person (See Instructions): IN

         This Amendment No. 3 to Schedule 13D is filed jointly by E.J. Financial/OCI Management, L.P., a Delaware limited partnership ("EJ/OCI"), E.J. Financial Investments II, L.P., a Delaware limited partnerhip ("EJ II"), and E.J. Financial Investments III, L.P., a Delaware limited partnership ("EJ III" and with EJ/OCI and EJ II, the "Limited Partnerships"), Pharma Nevada, Inc., a Nevada Corporation ("PNI"), and Editha Kapoor ("EK") and relates to the common stock, par value $0.01 of Option Care, Inc. (the "Company" or "Issuer") and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Exchange Act"). Capitalized terms used herein have the meanings set forth in the
Schedule 13D to which this amendment relates.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS.

         Effective as of December 7, 2001, EJ II and EJ III were merged with and into EJ/OCI and no consideration was involved.

ITEM 4 - PURPOSE OF TRANSACTION.

         To obtain administrative efficiencies, EJ II and EJ III were merged with and into EJ/OCI. Pharma Nevada, Inc. ("PNI"), an entity wholly owned by Dr. John N. Kapoor ("Kapoor") and EK, his spouse, is the managing general partner of EJ/OCI. Kapoor was the managing general partner of EJ II and EJ III

ITEM 5 - INTEREST AND SECURITIES OF THE ISSUER

(a) As a result of the transaction described in subsection 5(c), each of EJ II and EJ III no longer own any shares of the Issuer's common stock and EJ/OCI is the record and beneficial owner of 5,044,849 shares of the Issuer's common stock. PNI, being the Managing General Partner of EJ/OCI is also deemed to be the beneficial owner of such 5,044,849 shares. Kapoor's total beneficial ownership of the Issuer's common stock has not changed as a result of the transaction described in subsection 5(c) and, except for the change in the nature of his beneficial ownership interest as described herein, continues to be as previously reported.
     EK, as an officer, director and shareholder of PNI would be considered to share investment and voting control over the shares held by EJ/OCI.

(b) The number of shares of Issuer common stock which each Reporting Person has:

         1.     EJ/OCI

                (i)      Sole voting power: 5,044,849

                (ii)     Shared voting power: 0

                (iii)    Sole dispositive power: 5,044,849

                (iv)     Shared dispositive power: 0


         2.     EJ II

                (i)      Sole voting power: 0

                (ii)     Shared voting power: 0

                (iii)    Sole dispositive power: 0

                (iv)     Shared dispositive power: 0

         3.     EJ III

                (i)      Sole voting power: 0

                (ii)     Shared voting power: 0

                (iii)    Sole dispositive power: 0

                (iv)     Shared dispositive power: 0

         4.     PNI

                (i)      Sole voting power: 5,044,849

                (ii)     Shared voting power: 0

                (iii)    Sole dispositive power: 5,044,849

                (iv)     Shared dispositive power: 0

         5.     EK

                (i)      Sole voting power: 0

                (ii)     Shared voting power: 5,044,849

                (iii)    Sole dispositive power: 0

                (iv)     Shared dispositive power: 5,044,849

(c) The following transactions were made within 60 days prior to this filing.

                  On December 7, 2001, EJ II and EJ III were merged into
                  EJ/OCI to streamline the administrative organization of Kapoor's affiliated entities. The ownership of EJ II, which had previously reported ownership of 1,200,000 shares of the Issuer's common stock, and of EJ III, which had previously reported ownership of 1,158,621 shares of the Issuer's common stock, was reduced in each case to O, as a result of the merger. Simultaneously, and again as a result of the merger, EJ/OCI's beneficial ownership of shares of the Issuer's common stock increased from the previously reported 2,686,228 to 5,044,849. PNI, as the managing general partner of EJ/OCI, is also deemed to be the beneficial owner of 5,044,849 shares. Although the nature of Kapoor's beneficial interest in the Issuer's common stock has changed, the aggregate interest continues to be as previously reported.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REPORT TO SECURITIES OF THE ISSUER.

         Other than as described in response to Item 5(c), there is no contract, arrangement, understanding or relationship between the Reporting Persons and any other person with respect to the Securities of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Copy of an Agreement among EJ II, EJ III, EJ/OCI, PNI and EK to file this Amendment No. 3 to Schedule 13D on behalf of each of them.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   January 10, 2002                  EJ FINANCIAL/OCI MANAGEMENT, L.P.
         Chicago, Illinois

                                           By: PHARMA NEVADA, INC., its
                                           Managing General Partner

                                           BY:   /s/ JOHN N. KAPOOR
                                               -------------------------------
                                                 JOHN N. KAPOOR, President


DATED:   January 10, 2002                  E.J. FINANCIAL INVESTMENTS II, L.P.
         Chicago, Illinois

                                           BY:   /s/ JOHN N. KAPOOR
                                               -------------------------------
                                                 JOHN N. KAPOOR
                                                 Its Managing General Partner


DATED:   January 10, 2002                  E.J. FINANCIAL INVESTMENTS III, L.P.
         Chicago, Illinois

                                           BY:   /s/ JOHN N. KAPOOR
                                               -------------------------------
                                                 JOHN N. KAPOOR
                                                 Its Managing General Partner


DATED:   January 10, 2002                        /s/ EDITHA KAPOOR
         Chicago, Illinois                     -------------------------------
                                                 EDITHA KAPOOR


DATED:   January 10, 2002                  PHARMA NEVADA, INC.
         Chicago, Illinois

                                           BY:   /s/ JOHN N. KAPOOR
                                               -------------------------------
                                                 JOHN N. KAPOOR, President